Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Micromem Technologies Completes Private Placement

            TORONTO, Nov. 11 /CNW/ - Micromem Technologies Inc., (Micromem) (OTC BB:
MMTIF, CNSX: MRM) announces the completion of a non-brokered arm's length private placement of 123,276 common shares at a subscription price of USD
$0.58 per common share for the gross proceeds of USD $71,500.00. Each Unit is comprised of one common share ("Common Share") and one common share purchase warrant ("Warrant"). Each Warrant may be exercised for one Common Share at an exercise price of USD $0.75 for a period of one year.
            The proceeds from the offerings will be used for general working capital purposes and will be subject to resale restrictions.

            About Micromem and MASTInc

            MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies
Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications,
MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit
www.micromeminc.com www.mastinc.com.

            Safe Harbor Statement

            This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the
Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate,"
"estimate," "project," "plan," "should," "intend," "may," "will," "would,"
"potential," and similar expressions may be used to identify forward-looking statements.

            The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

            <<
            Listing:  NASD OTC-Bulletin Board - Symbol: MMTIF
                      CNSX - Symbol: MRM

            Shares issued:  89,383,003
            SEC File No: 0-26005
            >>

            %CIK: 0001085921

            /For further information: Investor Contact: Jason Baun, Chief Information
Officer, Micromem Technologies Inc., (416) 364-2023/
            (MRM. MMTIF)

CO:  Micromem Technologies Inc.

CNW 16:58e 11-NOV-09